Fortuna reports cash flow of US$16.3 million and net income of US$6.7 million in the first quarter of 2013

(All amounts expressed in US dollars, unless otherwise stated)

Vancouver, May 07, 2013-- Fortuna Silver Mines Inc. (NYSE: FSM | TSX: FVI | BVL: FVI | Frankfurt: F4S.F) today announced revenue of $40.7 million, cash generated from operations, before changes in working capital of $16.3 million, and net income of $6.7 million for the first quarter of 2013.  Silver and gold production was 992,218 ounces and 4,492 ounces at a consolidated cash cost per ounce, net of by-product credits, of $6.60.

Jorge A. Ganoza, President and CEO, commented: “We have had solid first quarter results with cash cost performance in line with our guidance.  We continue on track with the mill expansion at San Jose which is not only key to meet our production guidance for the year but which will also bring about lower unit costs towards the end of 2013. With $68 million in cash, a $40 million untapped credit facility, and our growing low cost silver and gold production, Fortuna is in a solid position to carry out our strategic objectives in this lower price environment. Management is monitoring closely the financial sensitivity of our mines and capital projects and will act accordingly to safeguard the integrity of our business.”

 First Quarter 2013 Financial Highlights:

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Sales of $40.7 million

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Net income of $6.7 million

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Earnings per share, basic of $0.05

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Operating cash flow per share before changes in working capital of $0.13

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Cash generated from operating activities, before changes in working capital of $16.3 million

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Cash position, including short term investments and working capital, as at quarter end was $67.9

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million and $83.7 million, respectively

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Silver and gold production of 992,218 ounces and 4,492 ounces, respectively

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Cash cost per ounce of payable silver, net of by-product credits, was $6.60

Financial Results

During Q1 2013, the Company generated net income of $6.7 million, compared to $11.1 million a year ago while cash flow from operations, before changes in working capital, increased by 11% to $16.3 million (Q1 2012: $14.7 million). The decrease in net income was mainly driven by differences in final sales adjustments at both San Jose and Caylloma of $2.8 million, and lower operating margins at San Jose when compared with the first quarter of 2012. The latter effect is attributable to a drop in gold production of 12%, lower realized silver price of 5%, and higher unit costs.  Cost per tonne of processed ore at San Jose in Q1 2013 was in line with guidance, although higher than Q1 2012 where cost levels where still reflective of the start-up phase.

Net income was also impacted by an increase in share-based compensation charges of $1.3 million when compared to the previous quarter, as in 2012 we recorded a credit of $0.3 million.

The increase in cash flow from operations, before changes in working capital, reflects lower taxes paid at Caylloma in the period.

Basic earnings per share for Q1 2013 was $0.05 (Q1 2012: $0.09).  Operating cash flow per share, before changes in working capital, was $0.13 (Q1 2012: $0.12).

Operating Results

In Q1 2013, the Company produced 992,218 ounces of silver and 4,492 ounces of gold and is on schedule to meet guidance and produce 4.4 million ounces of silver and 23,300 ounces of gold in 2013.

Cash cost per tonne of processed ore for San Jose and Caylloma for the quarter was $77.96 and $94.20 respectively, in line with guidance.   Consolidated cash cost per ounce of payable silver, net of by-product credits, was $6.60, compared to $3.96 in Q1 2012.  The increase is explained by a higher cash cost per ounce recorded at San Jose, which  was in turn driven by lower by-product gold credits and a higher unit cash cost compared to the prior year period.

San Jose performed according to plan in Q1 2013. Silver production was 4% above budget and gold production was 5% below budget. The lower gold production is attributable to local deviations in grades in levels 1350 and 1300 from those predicted by the mineral reserve model.

Silver production at Caylloma was 2% above budget. Metallurgical recovery for silver saw an improvement of 4% compared to the prior year period and the budget, following implementation of changes in the plant to improve handling of mixed ore from level six of the Animas vein. Work to implement further changes continues, as management believes there are still opportunities to improve metallurgical recoveries by increasing retention time in flotation. Zinc and lead production were above the comparative quarter by 12% and 4%, respectively, but 9% and 12% below budget as a result of lower head grades encountered in planned working areas during the period.

The financial statements and MD&A are available on SEDAR and have also been posted on the company's website at http://www.fortunasilver.com/s/financial_reports.asp.

Conference Call to Review 2013 First Quarter Financial and Operations Results

A conference call to discuss the financial and operations results will be held on Wednesday, May 8, 2013 at 9:00 a.m. PST | 11:00 a.m. Lima | 12:00 p.m. EST.  Hosting the call will be Jorge A. Ganoza, President and CEO and Luis D. Ganoza, Chief Financial Officer.

Shareholders, analysts, media and interested investors are invited to listen to the live conference call by logging onto the webcast at: http://www.investorcalendar.com/IC/CEPage.asp?ID=170940 or over the phone by dialing just prior to the starting time.

Conference call details:

Date:  Wednesday, May 8, 2013

Time: 9:00 a.m. PST | 11:00 a.m. Lima | 12:00 p.m. EST

Dial in number (Toll Free): +1.877.407.8035

Dial in number (International): +1.201.689.8035

Replay number (Toll Free): +1.877.660.6853
Replay number (International): +1.201.612.7415

Replay Passcodes (both are required for playback):

Conference ID #:   413626

Playback of the webcast will be available until August 8, 2013.  Playback of the conference call will be available until 11:59 p.m. EST on May 22, 2013.  In addition, the call will be archived in the company’s website.

Fortuna Silver Mines Inc.

Fortuna is a growth oriented, silver and base metal producer focused on mining opportunities in Latin America.  Our primary assets are the Caylloma silver mine in southern Peru and the San Jose silver-gold mine in Mexico.  The company is selectively pursuing additional acquisition opportunities throughout the Americas.  For more information, please visit our website at www.fortunasilver.com.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO and Director

Fortuna Silver Mines Inc.

Trading symbols: NYSE: FSM | TSX: FVI | BVL: FVI | Frankfurt: F4S.F

Investor Relations

Management Head Office: Carlos Baca - T (Lima): +51.1.616.6060, ext. 0

Corporate Office:  Holly Hendershot -T (Toronto): +1.647.725.0813 / T (Vancouver): +1.604.484.4085

Media Contact, North America

Breakstone Group

Christina Pagano

Phone: +1.212.213.2851

Mobile: +1.646.382.3871

E-mail:  paganopr@aol.com

Forward-Looking Statements

This news release contains forward-looking statements which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995.  Forward-looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements.  When used in this document, the words such as “anticipates”, “believes”, “plans”, “estimates”, “expects”, “forecasts”, “targets”, "intends”, “advance”, “projects”, “calculates” and similar expressions are forward-looking statements.

The forward-looking statements are based on an assumed set of economic conditions and courses of actions, including estimates of future production levels, expectations regarding mine production costs, expected  trends in mineral prices and statements that describe Fortuna’s future plans, objectives or goals. There is a significant risk that actual results will vary, perhaps materially, from results projected depending on such factors as changes in general economic conditions and financial markets, changes in prices for silver and other metals, technological and operational hazards in  Fortuna’s mining and mine development activities, risks inherent in mineral  exploration, uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries, the timing and availability of financing, governmental and other approvals, political unrest or instability in countries where Fortuna is active, labor relations and other risk factors.

Although Fortuna has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.

FORTUNA SILVER MINES INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Unaudited - Expressed in thousands of US Dollars)

	March 31,	December 31,
	2013	2012
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$ 63,973	$ 58,720
Short term investments	3,929	6,019
Accounts receivable and other assets	22,043	27,032
Prepaid expenses	1,200	1,268
Due from related parties	12	5
Inventories	12,274	12,858
Assets held for sale	51	51
Total current assets	103,482	105,953
NON-CURRENT ASSETS
Deposits on long term assets	2,726	2,694
Deferred income tax assets	210	113
Mineral properties, plant and equipment	220,928	207,503
Total assets	$ 327,346	$ 316,263

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Trade and other payables	$ 18,670	$ 17,348
Due to related parties	25	54
Provisions	535	457
Income tax payable	211	200
Current portion of leases and long term liabilities	379	449
Total current liabilities	19,820	18,508
NON-CURRENT LIABILITIES
Leases and long term liabilities	2,238	2,250
Provisions	9,951	9,970
Deferred income tax liabilities	23,538	21,042
Total liabilities	55,547	51,770
EQUITY
Share capital	187,914	187,807
Share option and warrant reserve	13,794	12,994
Retained earnings	66,009	59,344
Accumulated other comprehensive income	4,082	4,348
Total equity	271,799	264,493
Total liabilities and equity	$ 327,346	$ 316,263

FORTUNA SILVER MINES INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF INCOME
(Unaudited - Expressed in thousands of US Dollars, except for share and per share amounts)

Three months ended March 31,
	2013	2012
Sales	$ 40,713	$ 40,601
Cost of sales	23,929	19,520
Mine operating earnings	16,784	21,081

Other expenses
Selling, general and administrative expenses	5,616	3,949
Exploration and evaluation costs	148	254
Net loss on commodity contracts	-	339
Loss on disposal of mineral properties, plant and equipment	14	6
Operating income	11,006	16,533

Finance items
Interest income	215	155
Interest expense	(200)	(144)
Net finance income	15	11

Income before tax	11,021	16,544

Income taxes	4,356	5,433
Net income for the period	$ 6,665	$ 11,111

Earnings per Share - Basic	$ 0.05	$ 0.09
Earnings per Share - Diluted	$ 0.05	$ 0.09
Weighted average number of shares outstanding - Basic	123,599,679	123,484,033
Weighted average number of shares outstanding - Diluted	125,013,722	125,462,390

FORTUNA SILVER MINES INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited - Expressed in thousands of US Dollars)

	Three months ended March 31,
	2013	2012
OPERATING ACTIVITIES
Net income for the period	$ 6,665	$ 11,111
Items not involving cash
Depletion and depreciation	4,884	4,609
Accretion of provisions	118	59
Income taxes	4,356	5,433
Share-based payments (recovery)	982	(285)
Unrealized gain on commodity contracts	-	(621)
Loss on disposal of mineral properties, plant and equipment	14	6
Accrued interest on long term loans receivable and payable	(14)	8
Other	2	-
	17,007	20,320
Changes in non-cash working capital items
Accounts receivable and other assets	3,771	(5,937)
Prepaid expenses	59	(341)
Due from related parties	(8)	(2)
Inventories	584	(1,269)
Trade and other payables	1,342	(2,943)
Due to related parties	(28)	(28)
Provisions	(8)	-
Cash provided by operating activities before interest and income taxes	22,719	9,800
Income taxes paid	(893)	(5,765)
Interest expense paid	(7)	(11)
Interest income received	169	148
Net cash provided by operating activities	21,988	4,172

INVESTING ACTIVITIES
Redemptions of short term investments	1,984	17,000
Expenditures on mineral properties, plant and equipment	(18,395)	(7,589)
Advances of deposits on long term assets	(1,985)	(424)
Receipts of deposits on long term assets	1,967	935
Proceeds on disposal of mineral properties, plant and equipment	-	26
Net cash (used in) provided by investing activities	(16,429)	9,948

FINANCING ACTIVITIES
Net proceeds on issuance of common shares	21	738
Repayment of finance lease obligations	(151)	(279)
Net cash (used in) provided by financing activities	(130)	459

Effect of exchange rate changes on cash and cash equivalents	(176)	543

INCREASE IN CASH AND CASH EQUIVALENTS	5,429	14,579

Cash and cash equivalents - beginning of period	58,720	38,730

CASH AND CASH EQUIVALENTS - END OF PERIOD	$ 63,973	$ 53,852